Exhibit 2.4

ANGEL STUDIOS 022, INC.

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATION
OF
SERIES A PREFERRED STOCK
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Angel Studios 022, Inc. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:          That the original Certificate of Designations of Preferences and Rights of Series A Preferred Stock (the “Series A Preferred Stock”) was originally filed with the Secretary of State of Delaware on March 5, 2025 (the “Certificate of Designation”).

SECOND:     That the Board of Directors of the Corporation, by unanimous written consent executed as of April 21, 2025, duly adopted a resolution authorizing and directing that the Certificate of Designation be amended, and declaring said amendments to be advisable, which resolutions are as follows:

RESOLVED, that Section 2 of the Certificate of Designation be amended and restated in its entirety as follows:

Section 2.         Number and Stated Value. The number of authorized shares of Series A Stock is 10,000,000. Each share of Series A Stock shall have a stated value of $1.15 (as the same may be adjusted herein, the “Stated Value”).

THIRD:         That there are no currently issued and outstanding shares of Series A Preferred Stock of the Corporation and none will be issued subject to the Certificate of Designation previously filed with respect to the Series A Preferred Stock. Accordingly, said proposed amendment has been duly adopted in accordance with the applicable provisions of Section 141 of the General Corporation Law of the State of Delaware.

[Signature Page Follows]

In Witness Whereof, the Corporation has caused this Certificate of Amendment to Certificate of Designation to be executed as of April 21, 2025.

ANGEL STUDIOS 022, Inc.

By:	/s/ Patrick Reilly
Patrick Reilly
Chief Executive Officer